Contact

www.linkedin.com/in/sarahhdusek
(LinkedIn)
www.fewandfarcollection.com/
(Company)
sarahhdusek.com/ (Personal)

Top Skills

Coaching
Project Management
Social Networking

Honors-Awards

Forbes Business Council Member
Real Leaders Impact Award
Top 100 meaningful businesses
2024
EY Entrepreneurial Winning Women

Sarah Dusek

Investor & Co-Founder of Enygma Ventures & CoFounder & CEO of
Few and Far. Co-founder Under Canvas. Author "Thinking Bigger: A
Pitch Deck Formula For Women Who Want To Change the World".
Cape Town, Western Cape, South Africa

Summary

Co-Founder of Under Canvas; the leading US adventure-hospitality
company offering luxurious glamping accommodations just minutes
from America's most popular and iconic national parks. In 2017,
Under Canvas received a spot on the coveted Inc. 5000 list and
I was named to the EY Entrepreneurial Winning Women list
from Ernst & Young. Under Canvas has set an unprecedented
new standard in ecological development while also re-defining
experiential hospitality in a meaningful way.

I believe passionately in empowering women to reach their
full potential and enabling them to grow in their leadership.
This commitment extends to my broader mission to help grow
scalable, sustainable businesses that have the power to transform
communities, cities and nations. 2019 marks the launch of Enygma
Ventures, a private investment fund focused on investing in women-
led businesses in Southern Africa.

_____

Experience

Few & Far
Chief Executive Officer
January 2024 - Present (10 months)

Enygma Ventures LLC
Managing General Partner
October 2019 - Present (5 years 1 month)
Washington DC

Engyma Ventures is a newly founded Venture Capital Fund focused on
investing in female founders and entrepreneurs in Southern Africa. (SADC
region)

Under Canvas Inc

CoFounder & CEO
June 2009 - January 2020 (10 years 8 months)
USA

Under Canvas is the US's premier Glamping Company with Glamping resorts outside of National Parks across the US & Canada. We create incredible experiences in beautiful tents for events, vacations, corporate retreats, and family travel.

─────

Education

The University of Manchester
Masters, Missiology · (2005 - 2008)

University of Exeter
LLB, Law · (1995 - 1998)